

17010043

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Garnier Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bryan Garnier Securities LLC

750 Lexington Avenue 16th Floor (No. and Street)

N.Y. (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin Pollock 212-521-6795 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen + Company PC

(Name – *if individual, state last, first, middle name*)

15 Maiden Lane (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolas d'Hallvin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Garnier + Co, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2017

BRYAN GARNIER SECURITIES, LLC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2016

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Report of Independent Registered Public Accounting Firm

The Member
Bryan Garnier Securities, LLC

We have audited the accompanying financial statements of Bryan Garnier Securities, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Bryan Garnier Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Garnier Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule 1 – Computation of Net Capital Under Rule 15c3-1 and Schedule II – Reconciliation Pursuant to Rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Bryan Garnier Securities, LLC's financial statements. The supplemental information is the responsibility of Bryan Garnier Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leonard Rosen & Company, P.C.

New York, NY
February 24, 2017

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Report of Independent Registered Public Accounting Firm

The Member
Bryan Garnier Securities, LLC

We have audited the accompanying statement of financial condition of Bryan Garnier Securities, LLC as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of Bryan Garnier Securities, LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bryan Garnier Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 24, 2017

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bryan Garnier Securities, LLC identified the following provisions of 17 C.F.R. 15c3-3(k)(ii) under which Bryan Garnier Securities, LLC claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) and (2) Bryan Garnier Securities, LLC stated that Bryan Garnier Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Bryan Garnier Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bryan Garnier Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Leonard Rosen & Company, P.C.

New York, NY
February 24, 2017

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Member
Bryan Garnier Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Bryan Garnier Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating Bryan Securities, LLC's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records noting no exceptions.
2. Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2016 with the amounts reported in the Form SIPC-7 for the year ended December 31, 2016 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen & Company, P.C.

February 24, 2017

TABLE OF CONTENTS

Bryan Garnier & Co

Balance Sheet

As of December 31, 2016

ASSETS	
Current Assets	
Cash in Bank	323,698
Commissions Receivable	95,820
Prepaid Expenses	10,500
Due From Parent	181,817
Net Fixed Assets	4,397
Other Assets	59,995
TOTAL ASSETS	**676,227**
LIABILITIES & Capital	
Accounts Payable	25,036
Sub Loan Payable	575,000
Total Liabilities	600,036
Capital	
Partners Captial	76,191
TOTAL LIABILITIES & Capital	**676,227**

The Accompanying Notes are an intergral part ot the Financial Statements

Bryan Garnier Securites, LLC.
Profit & Loss Statement
For the Period January 01, 2016 - December 31, 2016

Ordinary Income/Expense	
Income	
Commission Income	655,287
Research Revenue	464,099
Fee Income	521,817
Interest Income	222
Total Income	1,641,425
Expense	
Bank Charges	635
Bloomberg Terminal	100,312
Clearing Costs	83,502
Depreciation	1,041
Insurance Expense	201,122
Quotes & Tickers	441
Trading	23,398
Office Expense	49,677
Payroll Taxes	51,480
Pension Expense	31,630
Professional Fees	20,663
Regulatory Fees	7,913
Rent Expense	202,238
Salaries	703,868
Travel & Entertainment	82,270
Taxes	3,072
Total Expense	1,563,262
Net Ordinary Income	78,163

The Accompanying Notes are an intergral part ot the Financial Statements

Bryan Garnier Securities, LLC.
Statement of Cash Flow
For the Period January 01, 2016 - December 31, 2016

OPERATING ACTIVITIES	
Net Income	78,163
Adjustments to reconcile Net Income to net cash provided by operations:	
Commissions Receivable	(37,275)
Increase in Due from Parent	(181,817)
Prepaid Expenses	(4,418)
Accounts Payable	4,724
Other Assets	(3,599)
Net cash provided by Operating Activities	(144,222)
Non Cash Expenses	
Depreciation	1,041
FINANCING ACTIVITIES	
Parent Capital Contributions	132,000
Purchase of Fixes Assets	(5,438)
Net cash increase for period	(16,619)
Cash at beginning of period	340,317
Cash at end of period	323,698

The Accompanying Notes are an intergral part ot the Financial Statements

Bryan Garnier Securities, LLC.
Statement of Changes in Capital
As of December 31. 2016

Capital January 01, 2016	(133,972)
Additions from Parent	132,000
Net Profit for the Period	78,163
Transfer of Other Assets to Capital	
Capital December 31, 2016	76,191

The Accompanying Notes are an intergral part ot the Financial Statements

Bryan Garnier Securities , LLC.
Statement of Changes in Subordinated Loan
As of December 31. 2016

Balance as of Janaury 01, 2016	$ 575,000
Balance as of December 31, 2016	$ 575,000

The Accompanying Notes are an intergral part ot the Financial Statements

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1 - Nature of Business and Significant Accounting Policies

Bryan Garnier Securities, LLC, (the "Company") is a single member limited liability company which was formed under the laws of the State of New York on October 15, 2009.The Company' sole member is Bryan Garnier & Co. Ltd. The Company is primarily engaged in brokerage and investment banking with institutional customers in Pan-European Securities, specifically in research-based sales and distribution of Pan-European equity securities under esale provision of the Securities and Exchange Commission. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 Income Taxes

The Company operates as a limited liability company. In lieu of Company income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The unincorporated business tax is diminimus and has not been accrued.

NOTE 4 Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 – Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for, a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 7 - Regulatory Requirements

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 7.25% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2016, the Company's net capital was $ 95,481 in excess of the required minimum.

NOTE 8 – Related Party Transactions

The firm received 132,000 as an addition to its capital and 340,000 as fee income in 2016. Firm also set up a receivable of 181,817 from Parent to bring Firms income to 5 % of operating costs .

BRYAN GARNIER SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 9– Commitments

At September 30, 2010, the Company is obligated under a lease for office and storage space, which expires on June 30, 2017. The lease contains predetermined fixed escalations of minimum rentals during the lease term.

:

2017	93,500

NOTE 10 -LOANS PAYABLE – RELATED PARTY – SUBORDINATED

In July 2010, the Company entered into two subordinated loan agreements with its Member in the amount of $342,000 and $233,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under the subordinated agreements mature on Sept 25 2018 and bear interest at rates 5% per annum. The interest was waived by the Parent. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, such loans may not be repaid.

NOTE 11 – Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2016 and February 21, 2017 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Bryan, Garnier & Co.

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

I Nicolas d'Halluink President and CCO of Bryan, Garnier & Co to the best of my knowledge and belief herby certifies the following:

1- The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.
2- All customer transactions are cleared directly with our clearing broker.
3- As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3 (k)(2)(ii).
4- The Company met the identified exemption provision in 17 C.F.R 240.15c3-3(k) without exception during the entire fiscal year ending without exception.

Date 2|24|2017 By



Bryan Garnier Securities, LLC.
Statement of Net Capital
As of December 31. 2016

Partners Capital	76,191
Subordinated Equity Sub Loan	575,000
Total Capital and allowable Subordinated Liabilities	651,191
Non Allowable Assets	305,710
Net Capital	345,481
Minimum Net Capital	250,000
Excess Net Capital	95,481
Net Capital in excess of 120 % of Minimum Net Capital	45,481
Total Aggregate Indebtedness	25,037
Ratio of Aggregate Indebtedness to Net Capital	0.0725

There is no material difference between the Focus Report and the Financial Statements

The Accompanying Notes are an intergral part ot the Financial Statements

Bryan Garnier Securities, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENTS

For the Year Ended December 31, 2016

SIPC Net Operating Revenues Per General Assessment	
Reconciliation Form SIPC-7	1,641,425
General Assessments at .0025	4,104
Payment Remitted with Form SIPC-6	(1,494)
Amount Due with Form SIPC-7	2,700